EXHIBIT 99.1

News Release

For Immediate Release	Date: October 9, 2025
25-25-TR

Teck to Release Third Quarter 2025 Results on October 22, 2025

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its third quarter 2025 earnings results before market open on Wednesday, October 22, 2025.

A webcast to review the results will be held as follows:

Date:	Wednesday, October 22, 2025
Time:	8:00 a.m. PT / 11:00 a.m. ET
Listen-Only Webcast:	here
Dial In for Investor & Analyst Q&A:	1.647.846.8877 or 1.833.752.3828
Quote “Teck Resources”, to join the call
Alternate, pre-register to the call for Q&A:	registration link

An archive of the webcast will be available at teck.com within 24 hours.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com